

February 6, 2023

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

>   **Re: Landa App 2 LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 12**
>   **Filed January 25, 2023**
>   **File No. 024-11648**

Dear Yishai Cohen:

    We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No, 12 on Form 1-A POS filed January 25, 2023

General

1.   We note the revisions made in response to comment 3 and the revised disclosure on page 64 referencing the free stock program and stating that "[d]etails regarding any such incentive program will be posted on the Landa Mobile App.". Please provide additional information regarding the amount of offers of "free" shares that have occurred to date. In addition, please confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual maximum under Rule 251(a). Please revise the cover page and plan of distribution sections to clearly disclose in greater detail the specific programs the Manager will use to offer such securities. We also note the disclosure that the Manager plans to offer various other promotions and incentives to investors. Please clarify how the specific promotions and incentive programs will be communicated to investors. Additionally, please clearly disclose that the Manager is

        acting as an underwriter in connection with distributions of such shares or provide a detailed legal analysis explaining why you believe it is not an underwriter.

2.   Please also clarify (and explain how) the Company and especially the Manager (Landa Holdings Inc.) intend to structure and operate the above-referenced "free stock" program so as not to violate the trading restrictions under Rules 101 and102 of Regulation M by making impermissible bid, purchases, and/or attempts to induce any other person to bid or purchase of the "covered security" (which may be the same security as the "free stock") outside of the Reg M "Distribution" during the relevant restricted period. Please be advised that we may have additional comments once we have received your written responses and reviewed any additional information that is provided.

Plan of Distribution, page 64

3.   We note your disclosure that the Manager may offer incentives to potential and/or existing investors in the form of "free" Shares. Please quantify for us and in your filing the amount and value of "free" Shares that have been issued as of the date of the offering circular by Series and in total.

Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

4.   We note your response to our comment 1 and your revision to your offering circular that the market rate of interest for the Refinance Notes is expected to be in the range of 7% to 10% per annum. Please further revise the footnote disclosure to your pro forma financial information to quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. Refer to Article 11 of Regulation S-X.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger